UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RESOURCE INCOME & OPPORTUNITY REIT, INC.

(Name of Subject Company (Issuer))

RESOURCE INCOME & OPPORTUNITY REIT, INC.

(Names of Filing Persons (Offeror and Issuer))

Class A Common Stock, par value $0.01 per share	76124J109
Class AA Common Stock, par value $0.01 per share	76124J208
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Alan F. Feldman

Chief Executive Officer

Resource Income & Opportunity REIT, Inc.

1845 Walnut Street, 18th Floor

Philadelphia, Pennsylvania 19103

(215) 231-7050

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:

Rosemarie A. Thurston

Jason W. Goode

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

(404) 881-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$5,464,934.67	$633.39

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to (i) 326,637 shares of class A common stock of Resource Income & Opportunity REIT, Inc. at a price equal to $10.00 share and (ii) 232,161 shares of class AA common stock of Resource Income & Opportunity REIT, Inc. at a price equal to $9.47 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $633.39	Filing Party: Resource Income & Opportunity REIT, Inc.
Form or Registration No.: SC TO 005-89956	Date Filed: May 24, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 24, 2017 (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) by Resource Income & Opportunity REIT, Inc., a Maryland corporation (the “Company”), as amended by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on June 22, 2017, to purchase all issued and outstanding shares of the Company’s Class A common stock and Class AA common stock and the related Offer to Purchase and Letter of Transmittal, which, as amended or supplemented from time to time, together with the Schedule TO and Amendment No. 1 constitute the “Tender Offer.”

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Tender Offer remains unchanged. You should read this Amendment No. 2 together with the Schedule TO, Amendment No. 1, and the related Offer to Purchase and Letter of Transmittal.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

On July 13, 2017, the Company made a public announcement on its website regarding the extension of the Tender Offer to 5:00 p.m. Eastern Time on July 20, 2017, unless further extended. Payment for properly tendered shares will be made promptly and will continue to be made no later than July 28, 2017, unless the Tender Offer is further extended by the Company. A copy of the public announcement is filed as Exhibit 99(a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

99(a)(5)(B)	Public Announcement dated July 13, 2017, as posted on the Company’s website

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESOURCE INCOME & OPPORTUNITY REIT, INC.

Date: July 14, 2017	By:	/S/ ALAN F. FELDMAN
Alan F. Feldman
Chief Executive Officer